TEQUILA HOLDINGS, INC.
2020 ANNUAL REPORT
Form C-AR

55 East End Ave #7d
New York, NY 10028
www.Paquitequila.com

BUSINESS

Tequila Holdings, Inc. was formed on June 15, 2007 ("Inception") in the State of Delaware.   The Company's headquarters are located in New York, New York. Tequila Holdings, Inc. produces and sells PaQuí, an artisanal tequila handcrafted in a small distillery using traditional pot stills. Our Master Distiller invented a new process to achieve an inviting aroma, layers of flavor, and a soft finish – so unlike the other tequilas on the market.

Previous Offerings

Offering Minimum: $9,999.84 | 6,024 shares of Class B Common Stock
Offering Maximum: $1,069,999.48 | 644,578 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security offered: $1.66
Minimum Investment Amount (per investor): $199.20

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

PaQui is a high-end tequila with branding based on deep consumer insight and which offers a liquid profile that stands out against the leading brands with its floral aromas, sweet agave fruit, complexity and soft finish.

The Company has developed the proprietary recipe of PaQui tequila. Our contractors manufacture PaQui tequila in Jalisco, Mexico, according to our specifications. We import our main product, PaQui tequila, from Mexico and sell it to wholesalers who commercialize our products in the U.S. through retailers.

The brand is at an early stage but has proven its potential with impressive account penetration and repeat sales in NYC, the most competitive market for tequila in the U.S.

We now have a foothold with a large distribution network which may offer opportunities for expansion as this network covers 26 states and 70% of tequila volume. We are seeking capital to fund expansion, increase consumer marketing and build the team.

Competitors and Industry

High-end tequila is a significant category in the spirits industry with approximatively 12% growth per annum. The category is dominated by three brands that have an 85% market share and benefit from high consumer awareness generated by extensive marketing spending.

Consumer research and selling experience have led our founders to believe that there is an unfilled niche for a brand with a very different taste profile, elevated and refined with complexity and smoothness.

Current Stage and Roadmap

The Company is operating in a limited but meaningful area, New York City. Since Spring 2018, one salesperson as well as the Company's CEO have opened 180 accounts, almost all in Manhattan, and enjoyed an 80% reorder rate. The revenues are small, and the marketing costs are high, but this phase was meant to demonstrate the brand's potential to compete on a national level and to attract a distribution networks that offer national or close to national distribution. Johnson Brothers, which operates in 26 states began selling PaQui in September 2019 in the NY Metro are and could be a vehicle for significant expansion in the future.

Durning 2020 the company introduced a new brand in an extremely hot category, mezcal. It is not under the PaQui brand as mezcal is a related but very different category than tequila. Lejana Y Sola Mezcal Artesanal de Oaxaca has been very well received in NY, FL and CA and has a chance to play a supporting role in the success of the company as we expand to each of the markets where we sell PaQui.

The vision for the Company is to expand to 30 states covering the majority of high- end tequila volume and to achieve top 7 brand status. To accomplish this, we will need significant resources to expand awareness and consumer interest and trial.

Management Plans

The Company does not yet have revenues significant enough to cover operating costs and operate in an industry that is highly competitive. These above matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with capital from existing shareholders and future debt or equity financing. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development and operations, which could harm our business, financial condition and operating results. The balance sheets do not include any adjustments that might result from these uncertainties.

 Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $153,618. The Company intends to raise additional funds through equity and debt financing.

Debt

In February 2015, the Company issued Senior Secured Convertible Notes ("Senior Convertible Notes") to John Chappell, the Company's Chief Executive Officer ("CEO"), with principal balances totaling $1,163,858.

During 2019, the Company amended the Senior Convertible Notes to reflect additional loans made to the Company for an amended principal balance of $1,744,624. Interest accrues at 8% per annum on the unpaid principal balance and matures 5 years from the date of the amendment. The note is convertible at $0.40 per share of Class A common stock at any date at the option of the holder. The change in terms, primarily related to the conversion featured was determined to be substantial; however, there was no gain or loss on extinguishment.

Based on the estimated fair value of Class A common stock, it was determined that the note included a beneficial conversion feature that was greater than the value of the note. Accordingly, the company recorded a full discount on the note which will be amortized over the life of the note. As of December 31, 2020, the Company amortized $378,002 with $1,366,622 remaining to be amortized through December 2024.

Senior Convertible Notes

The security will convert into Class A common stock and the terms of the Senior convertible Notes are outlined below:

Amount outstanding: $1,366,622
Maturity Date: December 06, 2024
Interest Rate: 8.0%
Discount Rate: % V
Valuation Cap: None

Conversion Trigger: At any time, the holder of the Senior Convertible Note shall have the right to convert, in part or in whole, the outstanding principal amount and all accrued and unpaid interest thereunder into shares of the Company's Class A Common Stock, at the Conversion Price of $0.40 per share (the "Conversion Price").

Amount authorized:
According to the Second Amended and Restated Certificate of Incorporation filed on December 3, 2019, the Company is authorized to issue up to $2,500,000 of principal amount of Senior Convertible Notes, convertible into shares of the Company's Class A Common Stock.

Amount outstanding:

Pursuant to 4(a)(2) of the Securities Act, on February 6, 2015, the Company issued one 8% Senior Secured Convertible Note to John Chappell in the original aggregate amount of $1,163,858.28. The Senior Convertible Note was amended and restated on December 6, 2019, and its total principal amount as amended is $1,744,624.28 (the *"Senior Convertible Note"*).

Voting rights: NA
Material rights:
The Senior Convertible Note accrues simple interest at a rate of 8% per annum and contains a maturity date of December 6, 2024. The Senior Convertible Note has a maturity date of December 6, 2024, at which time the Company shall pay the Senior Convertible Note holder the principal amount of $1,744,624.28, together with all accrued and unpaid interest, if the Senior Convertible Note has not been repaid or converted sooner. In an Event of Default, as defined in the Senior Convertible le Note, the interest rate under the Senior Convertible Note shall equal the lower of nine percent (9%) per annum or the highest rate permitted by Law.
At anytime, the holder of the Senior Convertible Note shall have the right to convert, in part or in whole, the outstanding principal amount and all accrued and unpaid interest thereunder into shares of the Company's Class A Common Stock, at the Conversion Price of $0.40 per share (the *"Conversion Price"*).

The Conversion Price of the Senior Convertible Note is subject to adjustments.

If the **Company** or any of its subsidiaries, **at any** time while the **Senior Convertible Note** is outstanding **(A) shall pay** a stock **dividend** or otherwise **make** distribution or **distributions on any** equity securities (including instruments or securities **convertible into** or exchangeable le for such equity securities but excluding any stockholder rights granted **pursuant to a poison pill) in** shares of Common Stock, **(B) subdivide** outstanding Common **Stock into** a larger **number of shares, (C)** combine outstanding Common Stock into a smaller number of shares, **or (D)** issues new **securities by** reclassification of the shares of Common Stock of the Company, **then, and in** each such case, the Conversion Price in effect immediately prior to such event or the record date therefor, whichever is **earlier, shall be** adjusted so that holder of the Senior Convertible Note shall be entitled to receive the number of shares of Common Stock or other securities of the Company which such holder would have owned or have been entitled to receive after the occurrence of any of the events described above, had such Senior Convertible Note been surrendered for conversion immediately prior to the occurrence of such event or record date therefore, whichever is earlier. Any such adjustment shall become effective (x) in the case of any such dividend or distribution, immediately after the close of business on the record date for the determination of holders of share of Common Stock entitled to receive such dividend or distribution, or (y) in the case of such subdivision, reclassification ion or combination, at the close of business on the day upon which such corporate action becomes effective.

In case any transaction or event (including, without limitation, any merge r, consolidation, combination, recapitalization, sale of assets, tender or exchange offer, reclassification, compulsory share exchange or liquidation) shall occur in which all or substantially all outstanding share of Common Stock are converted into or exchanged or acquired for or constitute the right to receive stock, or other securities, cash, property or assets (each, a *" Fundamental Change"*), the holder of the Senior Convertible Note outstanding immediately prior to the occurrence of such

Fundamental Change shall have the right upon any subsequent conversion the receive the kind and amount of stock, other securities, cash, property or assets that such holder would have received if such share had been converted immediately prior to such Fundamental Change.

Security Interests:
The Senior Convertible Note is secured by a security interest in all assets of the Company, including but not limited to all cash, bank accounts, inventory, intellectual property, properties and other assets of the Company. Its holder shall be entitled to file all such financial statements and others security documents, and the Company shall be obligated to execute any such documents in favor of the holder, such that holder has a first priority perfected security lien on the Company's assets.

Seniority:
The Company's obligations under the Senior Convertible le Note shall rank senior to all debt of the Company, whether now are hereinafter existing.

RELATED PARTY TRANSACTIONS

Convertible Debt – Related Parties
Subsequent to entering into the convertible debt described above, the Company's CEO advanced the Company $104,716. The advances are due on demand and non-interest bearing.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: John Chappell

John Chappell's current primary role is with the Issuer.
Positions and offices currently held with the issuer:

Position: CEO
Dates of Service: January 25, 2012 - Present
Responsibilities: John Chappell is one of the original founders, CEO and Treasurer of PaQui Tequila. He has been working with the Company full time since 2010. Further, John boasts extensive executive experience in marketing and selling alcoholic beverages including Stoli vodka with Pepsico, Rolling Rock, Samuel Adams, Boston Beer Co. John lea ds and manages all operations. John does not take a salary at this time.

Position: Treasurer
Dates of Service: January 25, 2012 - Present
Responsibilities: John is responsible for corporate liquidity, investments, and risk management related to the Company's financial activities.

Position: Director
Dates of Service: June 30, 2008 - Present

Responsibilities: John serves on the board of directors and makes larger decisions for the Company.

Name: Javier Martinez

Javier Martinez's current primary role is with Martinez Brands, Inc. Javier Martinez currently services 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: President
Dates of Service: January 25, 2012 - Present
Responsibilities: Javier Martinez is one of the original founders of PaQui Tequila.Javier Martinez has a strong regulatory network in Mexico and is considered an expert in tequila. Javier Martinez graduated from the Universidad Autonoma Metropolitana in Mexico City. He then studied for a Master' Degree and earned a Ph.D. from St. Anthony's College at the University of Oxford in England. Does not take a salary. He works a few hours each week with PaQui Tequila.

Position: Secretary
Dates of Service: January 25, 2012 - Present
Responsibilities: Javier works on administrative needs for the Company.

Position: Director
Dates of Service: June 15, 2007 - Present
Responsibilities: Javier serves on the board of directors and helps make decisions for the Company. Other business experience in the past three years:

Employer: Martinez Brands, Inc.
Title: Aside from his activities at the Company, he is also the President and CEO of Martinez Brands, Inc., a company that he established in 1997 to import, distribute and market proprietary brands and bulk tequila.

Ownership and Capital Structure; Rights of the Securities

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
John Chappell	2,156,439	Class A Common Stock	46.03%

OUR SECURITIES

Common Stock
We have authorized the issuance of 25,000,000 shares of our common stock with par value of $0.0001. Of these authorized shares, 15,000,000 are designated as Class A Common Stock and 10,000,000 shares are designated as Class B Common Stock.

During the year ended December 31, 2020, the Company sold 675,867 shares of Class B common stock for gross proceeds of $1,059,335 through its Regulation Crowdfunding offering and received $945,902 in proceeds from amounts sold which were subject to hold back. As of December 31, 2020, the Company had a remaining subscription receivable of $14,374.

As of December 31, 2020, 1,172,485 and 4,119,791 shares are outstanding of Class B Common Stock and Class A Common Stock, respectively.

Preferred Stock
We have authorized the issuance of 335,000 shares of our preferred stock with par value of $0.0001. As of December 31, 2020, there were 184,493 shares of preferred stock outstanding

The Company's Securities

Class B Common Stock

The amount of security authorized is 10,000,000 with a total of 1,72,485 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

Voting rights:

The holders of shares of Class B Common Stock shall have no voting rights, except to the extent required by the General Corporation Law of the State of Delaware.

Material rights:

The Board may declare and pay dividends to the holders of Class B Common Stock subject to the laws of the State of Delaware.
Except as to voting rights, all shares of Class A Common Stock and Class B Common Stock shall be identical and entitle to the holder thereof the same rights and privileges in the equity of the Company. Holders of Class B Common Stock do not have preemptive rights.

ClassA Common Stock

The amount of security authorized is I5,000,000 with a total of 4,119,791 outstanding.
Voting Rights

The holders of shares of Class A Common Stock shall be entitled to one vote per share.

Material rights:

The Board may declare and pay dividends to the holders of Class A Common Stock subject to the laws of the State of Delaware. Holders of Class A Common Stock do not have preemptive rights.

Series A Convertible Preferred Stock

The amount of security authorized is 335,000 with a total of 184,493 outstanding.

Voting Rights

In accordance with the Certificate of Designation of Series A Preferred Stock of Tequila Holdings, Inc. filed on March 3, 2010 (the "Certificate of Designation of Series A Preferred Stock"), and except as may be required by law, the Series A shares of Convertible Preferred Stock shall be voted equally with the shares of Class A Common Stock, and not as a separate class. Each holder shall be entitled to such number of votes as shall be equal to the whole number of shares of Class A Common Stock into which such holder's aggregate number of shares of Series A Convertible Preferred Stock is convertible; provided that in all cases the right to vote of the Series A Preferred stockholders is limited solely and exclusively to effecting or validating the following actions : (i) any amendment, alteration or repeal of any provision of the Certificate of Incorporation or Bylaws of the Company, including any filing of a Certification of Designation, that affects adversely the voting powers, preferences, or other special rights of privileges, qualification, limitations, or restriction of the Series A Preferred stockholders; (ii) any increase or decrease (other than by conversion) in the authorized number of shares of the Series A Convertible Preferred Stock; (iii) any authorization or any designation, whether by reclassification or otherwise, of any new class of series of stock of the Company ranking senior to the Series A Convertible Preferred Stock in rights of redemption, liquidation preference or dividends; or (iv) any agreement by the Company or its stockholders regarding an Asset Transfer or
Acquisition, each defined in the Certificate of Designation of Series A Preferred Stock.

Material Rights

Dividends rights - As and if declared by the Board, the holders of Series A shares of Convertible Preferred Stock shall be entitled to receive annual cash dividends at the rate of 10% of the Series A Original Issue Price, which is in the amount of $5 per share (the *"Series A Original Issue Price"*), on each outstanding share of Series A Convertible Preferred Stock and up to an aggregate cumulative amount per share of Series A Convertible Preferred Stock equal to the Series A Original Issue Price. All dividends hereunder are non-cumulative and non-mandatory, and shall be payable only when, as and if declared by the Company's Board of Directors, and in preference to the holders of any other stock of the Company (the *"Junior Stock"*). No dividend, whether in cash or property, shall be paid or declared; nor shall any other distribution be made on any Junior Stock until all dividends set forth above on the Series A shares of Convertible Preferred Stock shall have been paid or declared and set apart.

Liquidation rights- The holders of shares of Series A Convertible Preferred Stock benefit from liquidation rights upon any Liquidation (as defined in the Certificate of Designation of Series A Preferred Stock), dissolution or winding up of the Company, whether voluntary or involuntary, before any distribution or payment shall be made to the holders of any Junior Stock. The holders of shares of Series A Convertible Preferred Stock shall be entitled to be paid out of the assets of the company the amount of the Series A Original Issue Price plus an additional amount equal to any dividends declared but unpaid for each share of Series A Convertible Preferred Stock. Thereafter, any remainder shall be distributed ratably to the holders of the Common Stock and the holders of Series A Convertible Preferred Stock on the basis of the aggregate number of shares of Common Stock upon conversion of the Series A Preferred Stock.

Conversion - Upon the occurrence of an Acquisition, Asset Transfer or a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of Common Stock for the account of the Company, each of the outstanding Series A shares of Convertible Preferred Stock shall be converted automatically into shares of Class A Common Stock, based on the conversion price, initially equal to the Series A Original Issue Price, as adjusted from time to time as set forth in the Certificate of Designation of Series A Preferred Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.
If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

Type of security sold: Convertible Note
Final amount sold: $1,744,624.28
Use of proceeds: The proceeds were used for general operations, production, marketing and sales. Date: December 06, 2019
Offeringexemption relied upon: Section 4(a)(2)

Offering Minimum: $9,999.84 | 6,024 shares of Class B Common Stock
Offering Maximum: $1,069,999.48 | 644,578 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security offered: $1.66
Minimum Investment Amount (per investor): $199.20

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 20, 2021.

Tequila Holdings, Inc.

By   _____

      Name: John Chappell

      Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

CERTIFICATION

     I, John Chappell, Principal Executive Officer of Tequila Holdings, Inc., hereby certify that the financial statements of Tequila Holdings, Inc. included in this Report are true and complete in all material respects.

_____

Principal Executive Officer

TEQUILA HOLDINGS, INC.

FINANCIAL STATEMENTS
AND INDEPENDENT AUDITOR'S REPORT

FOR THE CALENDAR YEARS ENDED
DECEMBER 31, 2020 AND 2019



INDEPENDENT AUDITOR'S REPORT

April 6, 2021

To: Board of Directors, Tequila Holdings, Inc.

Re: 2020-2019 Financial Statement Audit

We have audited the accompanying financial statements of Tequila Holdings, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, stockholders' deficit, and cash flows for the calendar year periods thus ended, and the related notes to the restated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



Opinion

In our opinion, the restated financial statements referred to above present fairly, in all material respects, the restated financial position of the Company as of December 31, 2020 and 2019, and the results of its operations, shareholders' deficit and cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying restated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the Notes to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

TEQUILA HOLDINGS, INC.
BALANCE SHEETS
SEE ACCOMPANYING INDEPENDENT AUDITOR'S REPORT
DECEMBER 31, 2020 AND 2019

	December 31, 2020		December 31, 2019	
Assets				
Current assets:				
Cash	$	153,618	$	8,976
Accounts receivable		41,761		18,281
Inventory		36,739		72,432
Related party receivable		-		-
Other current assets		4,915		-
Total current assets		237,033		99,689
Total assets	$	237,033	$	99,689
Liabilities and Stockholders' Deficit				
Current liabilities:				
Accounts payable	$	11,097	$	17,790
Accrued liabilities		549,214		456,105
Related party advances		104,716		92,716
Note payable - current		12,704		36,827
Total current liabilities		677,731		603,438
Convertible debt - net of current portion		-		-
Convertible debt - related party, net of discount				
of $1,366,622 and $1,715,547, respectively		378,002		29,077
Total liabilities		1,055,733		632,515
Commitments and contingencies (Note 3)		-		-
Stockholders' Deficit:				
Preferred stock, 335,000 authorized, 184,493				
issued and outstanding		330,242		330,242
Class A Common stock, 15,000,000 authorized,				
4,119,791 issued and outstanding		4,120		4,120
Class B Common stock, 10,000,000 authorized,				
1,172,485 issued and outstanding		1,173		515
Subscription receivable		(14,374)		-
Additional paid-in capital		4,290,945		3,331,328
Accumulated deficit		(5,430,806)		(4,199,031)
Total stockholders' deficit		(818,700)		(532,826)
Total liabilities and stockholders' deficit	$	237,033	$	99,689

See accompanying notes which are integral to the financial statements

TEQUILA HOLDINGS, INC.
STATEMENTS OF OPERATIONS
SEE ACCOMPANYING INDEPENDENT AUDITOR'S REPORT
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
Revenues	$ 222,059	$ 120,383
Cost of revenues	323,995	90,482
Gross profit	(101,936)	29,901
Operating Expenses:		
General and administrative	78,808	160,051
Sales and marketing	608,999	164,935
Total operating expenses	687,807	324,986
Operating loss	(789,743)	(295,085)
Other expense:		
Interest expense	442,034	122,186
Total other expense	442,034	122,186
Net loss	$ (1,231,777)	$ (417,271)

See accompanying notes which are integral to the financial statements

TEQUILA HOLDINGS, INC.
STATEMENTS OF STOCKHOLDERS' DEFICIT
SEE ACCOMPANYING INDEPENDENT AUDITOR'S REPORT
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	Preferred Stock		Common Stock - A		Common Stock - B		Additional Paid-in Capital	Subscription Receivable	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount	Shares	Amount				
December 31, 2018	184,493	$ 330,242	4,119,791	$ 4,120	514,618	$ 515	$ 1,586,704	-	$ (3,781,760)	$ (1,860,179)
Stock based compensation	-	-	-	-	-	-	-	-	-	-
Shares issued for services	-	-	-	-	-	-	-	-	-	-
Beneficial conversion feature	-	-	-	-	-	-	1,744,624	-	-	1,744,624
Net loss	-	-	-	-	-	-	-	-	(417,271)	(417,271)
December 31, 2019	184,493	330,242	4,119,791	4,120	514,618	515	3,331,328	-	(4,199,031)	(532,826)
Stock based compensation	-	-	-	-	-	-	-	-	-	-
Shares issued for services	-	-	-	-	-	-	-	-	-	-
Shares issued Reg CF Raise	-	-	-	-	657,867	658	959,617	(14,374)	-	945,902
Net loss	-	-	-	-	-	-	-	-	(1,231,777)	(1,231,777)
December 31, 2020	184,493	330,242	4,119,791	4,120	1,172,485	1,173	4,290,945	(14,374)	(5,430,808)	(818,701)

See accompanying notes which are integral to the financial statements

TEQUILA HOLDINGS, INC.
STATEMENTS OF CASH FLOWS
SEE ACCOMPANYING INDEPENDENT AUDITOR'S REPORT
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (1,231,775)	$ (417,271)
Adjustments to reconcile net loss to net cash		
used in operating activities:		
Depreciation	-	-
Amortization	-	-
Loss on sale of intangible assets	-	-
Gain on debt conversion	-	-
Amortization of debt discount	348,925	29,077
Stock-based compensation	-	
Changes in operating assets and liabilities:		
Accounts receivable	(23,480)	(6,375)
Inventory	35,693	(41,637)
Other current assets	(4,915)	-
Accounts payable	(6,693)	5,576
Accrued liabilities	93,109	97,109
Deferred revenue	-	-
Net cash used in operating activities	(789,136)	(333,521)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Related party advances	-	-
Net cash used in investing activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds (repayment) - related party advances	12,000	92,716
Proceeds (repayment) - line of credit, net	-	-
Proceeds (repayent) - notes payable, net	(24,123)	(13,243)
Proceeds (repayments) - notes payable - related parites	-	-
Proceeds - convertible debt	-	-
Proceeds (repayment) - convertible debt - related parties	-	249,500
Proceeds from sale of preferred stock	-	-
Proceeds from sale of common stock	945,901	-
Net cash provided by financing activities	933,778	328,973
Increase (decrease) in cash and cash equivalents	144,642	(4,548)
Cash and cash equivalents, beginning of year	8,976	13,524
Cash and cash equivalents, end of year	$ 153,618	$ 8,976
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -
Non cash investing and financing activities:		
Beneficial conversion feature on related party		
convertible debt		$ 1,744,624

See accompanying notes to the financial statements

NOTE 1 – NATURE OF OPERATIONS

Tequila Holdings, Inc. was formed on June 15, 2007 ("Inception") in the State of Delaware. The financial statements of Tequila Holdings, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York, New York.

Tequila Holdings, Inc. produces and sells PaQuí, an artisanal tequila handcrafted in a small distillery using traditional pot stills. Our Master Distiller invented a new process to achieve an inviting aroma, layers of flavor, and a soft finish – so unlike the other tequilas on the market.

Management Plans
The Company does not yet have revenues significant enough to cover operating costs and operates in an industry that is highly competitive. These above matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with capital from existing shareholders, issuances through of equity through a Regulation Crowdfunding offering as well as other means of financing as available. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development and operations, which could harm our business, financial condition and operating results. The balance sheets do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2020 and 2019. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Risks and Uncertainties

The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include but are not limited to: changes in the airline industry, blockchain asset regulations by authorities, fuel and operating costs, changes to corporate governance best practices for executive flying, general demand for private jet travel, market acceptance of the Company's business model and COVID-19 issues more fully described below. These adverse conditions could affect the Company's financial condition and the results of its operations.

On January 30, 2020, the World Health Organization declared the COVID-19 coronavirus outbreak a "Public Health Emergency of International Concern" and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The COVID-19 coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. While it is unknown how long these conditions will last and what the complete financial effect will be to the Company, it is known that the travel industry in which we operate has been severely impacted. The Company is monitoring the situation and exploring opportunities in regards to travel behavior for when travel restrictions ease.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Offering Costs

The Company complies with the requirements of Financial Accounting Standards Board ("FASB"), Accounting Standards Codification ("ASC") 340 with regards to offering costs. Prior to the completion of an offering, offering costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and are non-interest-bearing. The Company maintains an allowance for doubtful accounts to reserve for potential uncollectible receivables. The Company did not have an allowance for doubtful accounts as of December 31, 2020 and 2019.

Convertible Debt with Beneficial Conversion Features

Convertible debt is accounted for under the guidelines established by Accounting Standards Codification ("ASC") 470-20, Debt with Conversion and Other Options. ASC 470-20 governs the calculation of an embedded beneficial conversion and/or debt issued with warrants, which is treated as a discount to the instruments where derivative accounting does not apply. The discounts are accreted over the term of the debt.

Modifications to Convertible Debt

We account for modifications of embedded conversion features ("ECF") in accordance with ASC 470 – Debt ("ASC 470"), ASC 470 requires the modification of a convertible debt instrument that changes the fair value of an ECF be recorded as a debt discount and amortized to interest expense over the remaining life of the debt. If modification is considered a substantial (i.e., greater than 10% of the carrying value of the debt), an extinguishment of the debt is deemed to have occurred, resulting in the recognition of an extinguishment gain or loss.

Revenue Recognition
The Company recognizes revenues from the sale of tequila to bars, restaurants, and retail stores.

The Company has adopted ASC Topic 606 ("ASC 606") – Revenue from Contracts with Customers, as of January 1, 2019 using the modified retrospective method. The adoption of ASC 606 did not materially impact the way the Company recognizes revenue.

In applying the guidance of ASC 606, the Company 1) identifies the contract with the customer 2) identifies the performance obligations in the contract 3) determines the transaction price, 4) determines if an allocation of that transaction price is required to the performance obligations in the contract, and 5) recognizes revenue when or as the companies satisfies a performance obligation.

Cost of Revenues
Cost of revenues consists of product and logistic costs from our third-party fulfilment manager.

Advertising
The Company expenses the cost of advertising and promotions as incurred.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 4 – DEBT

Convertible Debt – Related Parties
In February 2015, the Company issued Senior Secured Convertible Notes ("Senior Convertible Notes") to John Chappell, the Company's Chief Executive Officer ("CEO"), with principal balances totaling $1,163,858. During 2019, the Company amended the Senior Convertible Notes to reflect additional loans made to the Company for an amended principal balance of $1,744,624. Interest accrues at 8% per annum on the unpaid principal balance and matures five years from the date of the amendment. The note is convertible at $0.40 per share of Class A common stock at any date at the option of the holder. The change in terms, primarily related to the conversion feature, was determined to be substantial; however, there was no gain or loss on extinguishment.

Based on the estimated fair value of Class A common stock, it was determined that the note included a beneficial conversion feature that was greater than the value of the note. Accordingly, the Company recorded a full discount on the note which will be amortized over the life of the note. As of December 31, 2020, the Company amortized $378,002 with $1,366,622 remaining to be amortized through December 2024.

Convertible Debt – Related Parties
Subsequent to entering into the convertible debt described above, the Company's CEO advanced the Company $104,716. The advances are due on demand and non-interest bearing.

NOTE 5 – STOCKHOLDERS' DEFICIT

Common Stock
We have authorized the issuance of 25,000,000 shares of our common stock with par value of $0.0001. Of these authorized shares, 15,000,000 are designated as Class A Common Stock and 10,000,000 shares are designated as Class B Common Stock.

During the year ended December 31, 2020, the Company sold 675,867 shares of Class B common stock for gross proceeds of $1,059,335 through its Regulation Crowdfunding offering and received $945,902 in proceeds from amounts sold which were subject to hold back. As of December 31, 2020, the Company had a remaining subscription receivable of $14,374.

As of December 31, 2020, 1,172,485 and 4,119,791 shares are outstanding of Class B Common Stock and Class A Common Stock, respectively.

Preferred Stock
We have authorized the issuance of 335,000 shares of our preferred stock with par value of $0.0001. As of December 31, 2020, there were 184,493 shares of preferred stock outstanding

NOTE 6 – INCOME TAXES

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The following table presents the current and deferred tax provision for federal and state income taxes for the years ended December 31:

	2020		2019	
Current tax provision				
Federal	$	-	$	-
State		-		-
Total	$	-	$	-
Deferred tax provision (benefit)				
Federal	$	(163,000)	$	(62,000)
State		(66,000)		(25,000)
Valuation allowance		229,000		87,000
Total		-		-
Total provision for income taxes	$	-	$	-

Reconciliations of the U.S. federal statutory rate to the actual tax rate are as follows for the years ended December 31:

	2020	2019
Statutory US Federal tax rate	21.0%	21.0%
Permanent differences:		
State and local income taxes, net of Fede	7.0%	7.0%
Stock compensation	-7.8%	-4.8%
Other	0.4%	-4.8%
Temporary differences	-2.1%	-0.8%
Change in effective tax rate	6.8%	0.0%
Valuation allowance	-18.6%	-17.5%
Total	6.8%	0.0%

The components of our deferred tax assets (liabilities) for federal and state income taxes consisted of the following as of December 31:

	2020	2019
Deferred tax asset attributable to:		
Net operating loss carryover	$ 1,234,000	$ 1,004,000
Valuation allowance	(1,234,000)	(1,004,000)
Net deferred tax asset	$ -	$ -

As of December 31, 2020, and 2019, the Company had deferred tax assets of approximately $1,234,000 and $1,004,000, respectively, primarily from net operating losses of approximately $ 4,182,000 and $3,404,000, respectively. The Company maintains a full valuation allowance on the deferred tax assets as of December 31, 2020 and 2019. Net operating losses incurred after 2018 have no expiration.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and New York state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since 2016. The Company currently is not under examination by any tax authority.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2020 through April 6, 2021, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.